Exhibit 15.1

CHINA NATURAL RESOURCES TO ACQUIRE PRECISE SPACE-TIME TECHNOLOGY

Strategic Deal Further Diversifies Business

HONG KONG, July 27, 2021 – China Natural Resources, Inc. (NASDAQ: CHNR) (the “Company”) announced today that it has agreed to acquire Precise Space-Time Technology Limited (“Precise Space-Time Technology”) for consideration of approximately 104.1 million Chinese Yuan (US$16.1 million), which is a 20% discount to the value of Precise Space-Time Technology as determined by an independent valuation firm.  The consideration will be comprised of 120 million shares of Feishang Anthracite Resources Limited (HK: 1738) held by the Company (based on the average closing price of Feishang Anthracite Resources Limited over the five trading days before July 27, 2021, and discounted for lack of marketability according to an independent valuation report); (ii) three million restricted shares of the Company (based on the average closing price of the Company over the five trading days before July 27, 2021); and (iii) cash.

Precise Space-Time Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway Environmental Co., Ltd. (“Shanghai Onway”).  Shanghai Onway is principally engaged in the provision of equipment for rural wastewater treatment and the provision of engineering, procurement and construction services in relation to wastewater treatment in China.

The Company is currently principally engaged in the exploration for lead, silver and other metals in the Moruogu Tong Mine, located in the Inner Mongolia Autonomous Region of China, but has been exploring attractive opportunities in various sectors, including the healthcare sector in China. The Company operates as a socially responsible mining corporation and is committed to minimizing the impact of its operations on the environment, and to improving the health and wellbeing of the local communities near its mine.

Mr. Wong Wah On Edward, Chairman of the Company, said, “The rural sewage treatment industry is undergoing a period of rapid development.  We believe that in addition to providing compelling synergies with our current operations, this is itself a profitable business to enter with promising returns for our shareholders.  Through the acquisition of Precise Space-Time Technology, we are entering the attractive environmental protection business, which we believe will further strengthen our long-term growth opportunities.  We expect to directly benefit from the Precise Space-Time Technology team’s experience, supply chain and customer relationships and valuable market insights.  We believe that demand for comprehensive environmental protection solutions is on a sustained growth trajectory given the global need for more effective environmental solutions.”

Mr. Wong continued, “We believe Precise Space-Time Technology’s business is highly synergistic with our strategic business objectives in the mining and healthcare sectors. We are excited about the possibilities of leveraging Shanghai Onway to effectively reduce environmental impacts and preserve local water quality standards during mining operations.  We have also discovered a huge gap in China’s rural sewage treatment rate compared to urban sewage.  We believe we can help close that gap by constructing sewage treatment facilities in the local villages where our mining operations are located.  We are committed to corporate social responsibility and to improving relations with the local communities in which we operate, which will in turn benefit our mining operations in the long term. The preservation of the health and wellbeing of local residents through achievements in environmental protection and water quality preservation is also in line with our intention to enter the healthcare sector in China.”

About China Natural Resources:

China Natural Resources, Inc. (NASDAQ: CHNR) is currently engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metal, and is actively exploring business opportunities in the healthcare and other non-natural resource sectors.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws.  These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to: the potential presented by the healthcare and wastewater treatment sectors in the People’s Republic of China (the “PRC”) and other industry sectors in the PRC generally; the impact on the Company’s financial position, growth potential and business of an investment in the wastewater treatment sector of the PRC generally and in Precise Space-Time Technology and Shanghai Onway specifically; the experience, supply chain and customer relationships and market insights of the Precise Space-Time Technology team; the growth potential of the wastewater treatment and environmental protection industries in the PRC; the impact on the Company’s financial position of an investment in the healthcare sector of the PRC; and the Company’s ability to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: possible downturns in the healthcare or wastewater treatment sectors in the PRC or other sectors that the Company may invest in; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to governmental, economic and political circumstances in the PRC; uncertainties related to metal price volatility; uncertainties related to the Company’s ability to fund operations; uncertainties related to possible future increases in operating expenses, including costs of labor and materials; uncertainties related to the impact of the COVID-19 pandemic; uncertainties related to the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

For more information please contact:

David Pasquale

Global IR Partners

New York Office Phone: +1-914-337-8801

CHNR@GlobalIRPartners.com